UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2010

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

Publicly-held Company

Corporate Taxpayers’ ID (CNPJ/MF) 02.429.144/0001- 93

Company Registry (NIRE) 35.300.186.133

NOTICE TO SHAREHOLDERS

The managements of CPFL Energia S.A. (“Company”) and their respective controlled companies, Companhia Leste Paulista de Energia (“CPFL Leste Paulista”), Companhia Jaguari de Energia (“CPFL Jaguari”), Companhia Sul Paulista de Energia (“CPFL Sul Paulista”), Companhia Luz e Força de Mococa (“CPFL Mococa”), Companhia Jaguari de Geração de Energia (“Jaguari Geração”), CPFL Serviços, Equipamentos, Indústria e Comércio S.A. (“CPFL Serviços”) and Companhia Luz e Força Santa Cruz (“CPFL Santa Cruz”), which jointly with CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista, Jaguari Geração, CPFL Mococa and CPFL Serviços, are denominated “Controlled Companies”, and jointly with the Company, “Companies”, hereby inform to its shareholders and the market in general that the Companies will hold an auction of the shares remaining after the grouping of fractions of shares issued by the Company held by non-controlling shareholders of the Controlled Companies, who came into possession of said share fractions when Controlled Companies’ shares were replaced with Company’s shares (the “Auction”) consequent to the Incorporation of Shares announced in the Material Fact of October 28, 2009, and in the Notices to Shareholders of April 27 and June 09, 2010.

The Auction will be held at the São Paulo Stock Exchange (BM&F Bovespa S.A. – Bolsa de Valores, Mercadorias e Futuros) on July 20, 2010, and will offer 2.673 (two thousand, six hundred seventy-three) common shares issued by the Company (“Shares Offered”).

The net amount raised through the Auction of the Shares Offered will be credited to the current account of the holders of said fractions by August 03, 2010. If the account cannot be identified, the amount will be available to the shareholders at the branches of Banco Bradesco S.A. (“Banco Bradesco”), Depositary Institution (Registrar) of the shares of the Company.

Further information about the Auction is available at the branches of Banco Bradesco and/or at brokerage firms.

São Paulo, July 08, 20 10.

WILSON P. FERREIRA JÚNIOR

Chief Executive Officer and Chief Financial

and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 07, 2010

CPFL ENERGIA S.A.

By:	/S/ WILSON P. FERREIRA JÚNIOR
Name: Title:	Wilson P. Ferreira Júnior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.